Filed pursuant to Rule 424(b)(2)

Registration No. 333-112205

1,234,692 Shares

Common Stock

The selling shareholders listed herein may offer for sale up to 1,234,692 shares of Primus’ common stock from time to time. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The selling shareholders may sell the shares in transactions on the NASDAQ SmallCap Market, in privately negotiated transactions or otherwise.

Our common stock is quoted on the NASDAQ SmallCap Market under the symbol “PKSI.” On March 29, 2004, the last reported sale price for the common stock on the NASDAQ SmallCap market was $4.45 per share.

Investing in the common stock offered hereby involves risks. See “ Risk Factors“ beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 29, 2004

THE COMPANY

We provide software solutions that enable companies to deliver a superior customer experience via contact centers, information technology (IT) help desks, Web (Intranet and Internet) self-service and electronic communication channels. Our technology powers every interaction with knowledge to increase customer satisfaction and reduce operational costs. We provide application software that enables companies to find, capture and communicate enterprise knowledge to deliver answers to questions and solutions to problems. We also offer electronic communication solutions, such as web self-service, email management, chat, and wireless communications. Our software products can be implemented as a suite or as individual modules as part of a comprehensive eService solution, customer service delivered through web based applications. Our solutions can be used in combination with leading CRM (Customer Relationship Management) and IT helpdesk applications, including those from Amdocs/Clarify, Kana, Onyx, Oracle CRM, PeopleSoft, Remedy, Siebel, SAP, and others. In addition to software applications, we offer professional services to assist customers with software implementation, integration, hosting, training and support.

We target mid- to large-sized organizations, and our products are used by call centers, IT helpdesks, field service organizations, human resources organizations, marketing organizations, and eService businesses. Our customers include companies from many verticals, including: High-tech, Telecommunications, Outsourced Services Providers, Financial Services, Manufacturing and Government. We develop our products and market and sell our software and services primarily through a direct sales force and a minority owned Japanese entity. We have offices throughout the United States, and in the United Kingdom and France.

We were incorporated in Washington State in 1986. Our principal executive offices are located at 1601 Fifth Avenue, Suite 1900, Seattle, Washington 98101, and our phone number is (206) 834-1000.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before making an investment decision. They are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently deem immaterial also may impair our business. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected, the trading price of our common stock could decline, and you might lose all or part of your investment.

We have a history of losses and may not be able to generate sufficient revenues to support our business and require additional financing, failure to obtain such financing would affect our ability to maintain our operations and to grow our business, and the terms of any financing we obtain may impair the rights of our existing stockholders.

In the future, we may be required to seek additional financing to fund our operations or growth. Since we began operations, our revenue has not been sufficient to support our operations, and we have incurred operating losses in every quarter, except for the quarters ended September 30, and December 31, 2003. As of December 31, 2003, our accumulated deficit was approximately $103 million. Our history of losses may cause some of our potential customers to question our viability and hamper our ability to sell some of our products. Although we have restructured our operations to reduce operating expenses, we still may need to increase our revenue from existing levels and/or further reduce our operating expenses to achieve and/or maintain profitability and positive cash flows from operations, and our revenue may decline, or fail to grow, in future periods. We expect an increase in operating expenses from our recent acquisitions of Broad Daylight and Amacis. Our expectations as to whether we can achieve and/or maintain profitability on a quarterly or annual basis, revenue growth on an annual basis, positive cash flows from operations, and as to our future cash balances, are subject to a number of assumptions, including assumptions regarding improvements in general economic conditions and customer purchasing and payment patterns, many of which are beyond our control. As a result, we may continue to experience losses, even if sales of our products and services grow.

Factors such as the commercial success of our existing products and services, the timing and success of any new products and services, the progress of our research and development efforts, our results of operations, the status of competitive products and services, and the timing and success of potential strategic alliances or potential opportunities to acquire or sell technologies or assets may require us to seek additional funding sooner than we expect. In the event that we require additional cash, we may not be able to secure additional financing on terms that are acceptable to us, especially in the uncertain market climate, and we may not be successful in implementing or negotiating such other arrangements to improve our cash position. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and the securities we issue might have rights, preferences and privileges senior to those of our current stockholders. If adequate funds were not available on acceptable terms, our ability to achieve or sustain positive cash flows, maintain current operations, fund any potential expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited.

Quarterly fluctuations in our operating results may adversely affect our stock price.

Fluctuations in our operating results, particularly compared to the expectations of investors and analysts, could cause severe volatility in the price of our common stock. Our revenue and operating results have fluctuated substantially from quarter to quarter and are likely to continue to do so in the future. Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter particularly because of the length of our sales cycle, delays in customer buying decisions and variation in the size of individual license transactions from quarter to quarter. We believe that period-to-period comparisons of our operating results may not be meaningful and you should not rely on these comparisons as an indication of our future performance. We will continue to base our decisions regarding operating expenses on anticipated revenue trends. Therefore, to the extent our actual revenue falls short of our expectations, our operating results will suffer and our stock price will likely decline. If quarterly revenue or operating results fall below the expectations of investors or analysts, the price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our operating results include the factors described under the other subheadings of this “Risk Factors” section as well as:

•	general economic conditions that adversely affect our customers’ capital investment levels in customer service solutions, including eService, knowledge management systems and electronic commerce management solutions

•	the evolving and varying demand for our software products and services

•	budget and spending decisions by information technology and customer support departments of our customers

•	order deferrals in anticipation of new products or product enhancements introduced by our competitors or us

•	our ability to manage our expenses

•	the timing of new releases of our products

•	changes in our pricing policies or those of our competitors

•	the timing of execution of large contracts that materially affect our operating results

•	uncertainty regarding the timing of delivery of our products

•	changes in the level of sales of professional services and hosting services as compared to product licenses

•	the mix of sales channels through which our products and services are sold

•	the mix of our domestic and international sales

•	costs related to the customization of our products

•	our ability to integrate successfully the operations of businesses that we may acquire

•	our ability to expand our operations, and the amount and timing of expenditures related to this expansion

•	decisions by customers and potential customers to delay purchasing of our products

•	a trend of continuing consolidation in our industry

•	global economic and political conditions, as well as those specific to our customers or our industry

•	changes in accounting, legal and regulatory requirements

Due to the protracted slowdown in the national and global economy from the year 2000, geopolitical uncertainties and uncertainties concerning the extent or timing of any meaningful economic recovery, we believe that many existing and potential customers are carefully evaluating and reprioritizing their planned technology and Web-related investments and deferring purchasing decisions or electing to purchase smaller initial implementations of software solutions. As a result, there is uncertainty with respect to our expected revenue, and any delays or reductions in business spending for information technology could have a material adverse effect on our revenue, operating results and stock price.

Our expenses are generally fixed and we will not be able to reduce these expenses quickly if we fail to meet our revenue forecasts.

Most of our expenses, such as employee compensation and occupancy expenses, are relatively fixed in the short term. Moreover, our budget is based, in part, on our expectations regarding future revenue levels. As a result, if total revenue for a particular quarter is below expectations, we could not proportionately reduce operating expenses for that quarter. Accordingly, such a revenue shortfall would have a disproportionate effect on our expected operating results for that quarter.

Our continued NASDAQ SmallCap Market listing is not assured, which would make the trading market for our stock more illiquid and could make it more difficult to raise capital.

The NASDAQ SmallCap Market has a number of continued listing requirements. We are presently in compliance with all the continued listing requirements. If we were to fail to meet the minimum maintenance requirements in the future, then we would be subject to a delisting process, which presently involves grace periods to regain compliance, from the NASDAQ SmallCap Market. Delisting from the NASDAQ SmallCap Market would make trading our shares more difficult for investors and would likely result in a significant decline in the liquidity of the trading market, potentially leading to further volatility and declines in our share price. Further, if we were delisted it would also make it more difficult for us to raise additional capital and we would likely also incur additional costs under state blue-sky laws in connection with any sales of our securities.

We may incur non-cash charges resulting from acquisitions, which could harm our operating results.

Standards for accounting for goodwill acquired in a business combination require recognition of goodwill as an asset but do not permit amortization of goodwill. Instead goodwill must be separately tested for impairment. As a result, our goodwill amortization charges ceased in 2002 and we recognized a $2.3 million transitional impairment loss as the cumulative effect of a change in accounting principle as a result of the adoption of this standard.

In the future, we may incur impairment charges related to goodwill arising out of the Broad Daylight and/or Amacis acquisitions, or future acquisitions, if any. We may also incur large write-offs and difficulties in assessment of the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset. We may also incur amortization expenses related to other intangible assets. Current and future accounting charges like these could harm our operating results.

Our quarterly operating results may depend on a small number of large orders.

We may derive a significant portion of our product license revenue in each quarter from a small number of relatively large orders. Our operating results for a particular fiscal quarter could be materially adversely affected if we are unable to complete one or more substantial license sales forecasted for that quarter. Additionally, we also often offer volume-based pricing, which may affect operating margins.

Factors outside our control may cause the timing of our license revenue to vary from quarter-to-quarter, possibly adversely affecting our operating results.

        Applicable accounting policies may cause us to report new license agreements as deferred revenue. We recognize revenue from a customer sale when persuasive evidence of an agreement exists, the product has been delivered, the arrangement does not involve customization of the software, the license fee is fixed or determinable and collection of the fee is probable. If an arrangement requires acceptance testing or software customization services from Primus, recognition of the associated license and service revenue would be delayed. The timing of the commencement and completion of the these services is subject to factors that may be beyond our control, as this process may require access to the customer’s facilities and coordination with the customer’s personnel after delivery of the software. In addition, customers could delay product implementations and integrations. Implementation and integration typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with implementation or integrations or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project. Some customers may also require us to develop customized features or capabilities. If new or existing customers have difficulty deploying our products or require significant amounts of our professional services support for customized features, our revenue recognition could be further delayed and our costs could increase, causing increased variability in our operating results.

The high level of competition in our market has resulted in pricing pressures that may reduce our margins or may lead to the failure of our products to achieve market acceptance.

The market for our products is rapidly evolving, and becoming increasingly competitive as current competitors expand their product offerings and new companies enter the market. Our suite of products competes against various vendor software tools designed to address a specific element or elements of the complete set of eService processes, including e-mail management, support, knowledge management, and web-based customer self-service and assisted service. We also face competition from in-house designed products and third-party custom development efforts. The high level of competition in our market has resulted in pricing pressures which, if such conditions continue or increase, could harm our results of operations.

In addition, competition may increase as a result of software industry consolidations and formations of alliances among industry participants or with third parties. Some current and potential competitors have longer operating histories and significantly greater financial, technical, marketing, service, support and other resources, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have wider name recognition and more extensive customer bases that they could leverage. They might be able to undertake more extensive promotional activities, adopt more aggressive pricing strategies, and offer purchasers more attractive products and/or more attractive terms. Some of the companies providing e-commerce, advanced natural language self service and traditional customer relationship management solutions that may compete with us include Amdocs/Clarify, eGain, Inquira, iPhrase Technologies, Kana, Kanisa, Oracle, PeopleSoft, RightNow Technologies, ServiceWare, Siebel Systems and Supportsoft.

The principal competitive factors in our industry include:

• vendor and product reputation	• product ease-of-use

• product and services prices and fees	• the quality of customer support services, documentation and training
• the availability of products on the Web and multiple operating platforms

• measurable economic return on investment	• the quality, speed and effectiveness of application development services

• ability to use customers as references

• product quality, performance and price	• the effectiveness of sales and marketing efforts

• breadth of product functionality and features	• product integration with other enterprise applications

• product scalability	• breadth of product application suite

• vendor financial viability

As the market for eService and knowledge management software matures, it is possible that additional and possibly larger companies will enter the market, existing competitors will form alliances or current and potential competitors could acquire, be acquired by or establish cooperative relationships with third parties. The resulting organizations could have greater technical, marketing and other resources and improve their products to address the needs of our existing and potential users, thereby increasing their market share. Increased competition could result in pricing pressures, reduced margins or the failure of our products to achieve or maintain market acceptance.

Seasonality may adversely affect our quarterly operating results.

We expect to experience seasonality in our revenue. To date, we believe that other factors, such as large orders and the timing of personnel changes in our sales staff, have impacted seasonality. Our customers’ purchase decisions are often affected by fiscal budgetary factors and by efforts of our direct sales force to meet or exceed sales quotas.

We rely primarily on sales of only one product family.

        Product license revenue and related service revenue from our Primus eServer and Primus eSupport related products accounted for approximately 86% of our total revenue in 2003, and we expect these products to continue to account for a substantial portion of our revenue for 2004. For our business to succeed, the market for this software will have to grow substantially and we will have to achieve broad market acceptance of our products. As a result, factors adversely affecting the demand for these products and our products in general, such as competition, pricing or technological change, could materially adversely affect our business, financial condition, operating results and have a corresponding effect on our stock price. Our future financial performance will substantially depend on our ability to sell current versions of our entire suite of products and our ability to develop and sell enhanced versions of our products.

We may not be able to forecast revenue accurately because our products have a long and variable sales cycle.

To date, the typical sales cycles for our products have taken 3 to 12 months or more. The length of our sales cycles may cause license revenue and operating results to vary significantly from period to period. Our sales cycles have required pre-purchase evaluation by a significant number of individuals in our customers’ organizations. Along with third parties that jointly market our software, we invest significant amounts of time and resources educating and providing information to prospective customers regarding the use and benefits of our products. Many of our customers evaluate our software deliberately, depending on their specific technical capabilities, the size of the deployment, the complexity of their network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy our products. In the event that the current national and global economy does not improve or worsens, or prospective customers were to extend their purchasing cycles, the sales cycle for our products may become longer and we may require more time and resources to complete sales.

We depend on increased business from new customers, and if we fail to grow our customer base or generate repeat business, our operating results could be harmed.

Our business model generally depends on the sale of our products to new customers as well as on expanded use of our products within our existing customers’ organizations. If we fail to grow our customer base or generate repeat and expanded business from our current and future customers, our business and operating results will be seriously harmed. In some cases, our customers initially make a limited purchase of our products and services for pilot programs. These customers may not purchase additional licenses to expand their use of our products. If these customers do not successfully develop and deploy initial applications based on our products, they may choose not to purchase additional licenses.

In addition, as we introduce new versions of our products or new products, our current customers might not require the functionality of our new products and might not ultimately license these products. Because the total amount of maintenance and support fees we receive in any period depends in large part on the size and number of licenses that we have previously sold, any downturn in our software license revenue would negatively affect our future services revenue. In addition, if customers elect not to renew their maintenance agreements, our services revenue could decline significantly. Further, some of our customers are telecom or information technology companies, which have been forced to significantly reduce their operations in light of limited access to sources of financing and the current national and global economic slowdown. If customers are unable to pay for their current products or are unwilling to purchase additional products, our revenue will decline and this will likely materially impact adversely our revenue, operating results and stock price.

Factors outside our control may make our products less useful.

The effectiveness of our software depends in part on widespread adoption and effective use of our software by an enterprise’s personnel, partners, and customers and the value derived by each such usage. In addition, the effectiveness of our knowledge-enabled approach is somewhat dependent upon a current database. If customer-support personnel do not adopt and effectively use our products, necessary solutions will not be added to the database, and the database may be inadequate. If an enterprise deploying our software fails to maintain a current database, the value of our software to our users may be impaired. Successful deployment and broad acceptance of our products will depend in part on the quality of the users’ existing database of solutions, which is outside our control.

The loss of access to, or a problem with, third party databases could adversely affect our business.

Historically, we incorporated a database licensed from Versant into certain of our products. Presently, our products support IBM DB-2, Microsoft SQL Server and Oracle databases. Because many of the products we have shipped historically rely on these databases, we continue to depend on these companies to support the databases in a timely and effective manner.

Our inability to sufficiently expand our consulting capabilities would limit our ability to grow.

If sales of new software licenses increased rapidly or if we were to sign an agreement for a particularly large or complex integration, our customer support and professional services personnel may be unable to meet the demand for services. In that case, if we were unable to retain or hire highly trained consulting personnel or establish relationships with third-party systems-integrators and consultants to assist in the implementation of our products, we would be unable to meet customer demands for integration and support services related to our products.

We may have potential contingent liabilities under service level agreements.

In connection with certain hosting and consulting services arrangements, we have agreed to specific levels of service performance. If we fail to meet the specific level of service performance promised, we could face certain negotiated fee credits or liquidated damage payments to affected customers. As we expand our hosting services and consulting services business, the potential could exist for material, contingent liabilities related to negotiated fee credits or liquidated damages for failure to meet agreed performance criteria.

Unplanned system interruptions and capacity constraints and failure to effect efficient transmission of data of customer communications and data over the Internet could harm our business and reputation.

We could experience interruptions to our hosted operations due to natural disasters, Internet traffic disruptions (by, for example, malicious service attacks and hacking into operating systems, viruses and worms), hardware and operating system failures. As a result, our business may suffer if we experience frequent or long system interruptions that result in the unavailability or reduced performance of our hosted operations. We may experience occasional temporary capacity constraints due to sharply increased traffic or other Internet wide disruptions, which may cause unanticipated system disruptions, slower response times and degradation in levels of customer service.

The regulatory environment surrounding accounting and corporate governance subjects us to certain legal uncertainties in the operation of our business and may continue to increase our cost of doing business.

We face increased regulatory scrutiny associated with the highly publicized financial scandals and the various accounting and corporate governance rules promulgated under the Sarbanes-Oxley Act of 2002 and regulations in addition to those rules promulgated under the Sarbanes-Oxley Act of 2002. We have reviewed and will continue to monitor all of our accounting policies and practices, legal disclosure and corporate governance policies under the new legislation, including those related to relationships with our independent accountants, enhanced financial disclosures, internal controls, board and board committee practices, corporate responsibility and executive officer loan practices, and intend to fully comply with such laws. Nevertheless, such increased scrutiny and penalties involve risks to both Primus and our executive officers and directors in monitoring and ensuring compliance. A failure to properly navigate the legal disclosure environment and implement and enforce appropriate policies and procedures, if needed, could harm our business and prospects, including our ability to recruit and retain skilled officers and directors. In addition, we may be adversely affected as a result of new or revised legislation or regulations imposed by the Securities Exchange Commission, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self regulatory organizations.

Our workforce reductions and financial performance may adversely affect the morale and performance of our personnel and our ability to hire new personnel.

In connection with our effort to streamline operations, and reduce costs, we have engaged in several restructurings of our organization with substantial reductions in our workforce. There have been and may continue to be substantial costs associated with this or other workforce reductions related to severance and other employee-related costs, and our restructuring plans may yield unanticipated consequences, such as attrition beyond our planned reductions in workforce. As a result of these reductions, our ability to respond to unexpected challenges may be impaired and we may be unable to take advantage of new opportunities.

In addition, many of the employees who were terminated possessed specific knowledge or expertise that may prove to be important to our operations. In that case, their absence may create significant difficulties. Personnel reductions may also subject us to the risk of litigation, which may adversely impact our ability to conduct our operations and may cause us to incur significant expense.

Our failure to attract and retain skilled technical personnel may adversely affect our product development, sales and customer satisfaction.

        Our reductions in work force since July of 2001 may affect employee morale and may create concern among existing employees about job security, which may lead to increased turnover and reduce our ability to meet the needs of our current and future customers. As a result, we may need to hire to replace personnel lost due to attrition, or to accommodate growth in specific customer needs and/or acquire new skill sets. We may be unable to hire and/or retain the skilled personnel necessary to develop and grow our business. Although a number of technology companies have recently implemented staff reductions, there remains substantial competition for experienced personnel, particularly in the greater Seattle area, where we are headquartered, due to the limited number of people available with the necessary technical skills.

Because our stock price has suffered a significant decline since 2000, stock-based compensation, including options to purchase our common stock, may have diminished effectiveness as employee hiring and retention devices. If employee turnover increases, our ability to provide client service and execute our strategy would be negatively affected. We may also face difficulties in hiring and retaining qualified sales personnel to sell our products and services, which could impair our revenue growth.

We may be adversely affected if we lose key personnel.

Our success depends largely on the skills, experience and performance of some key members of our management and technical staff. If we lose one or more of these key employees, our business, operating results and financial condition could be materially adversely affected. Much of our success also depends on Michael A. Brochu, our President and Chief Executive Officer. The loss of Mr. Brochu’s services could harm our business.

We may face difficulties in hiring and retaining qualified sales personnel to sell our products and services, which could impair our revenue growth.

Our ability to increase revenue in the future depends considerably upon our success in recruiting, training, managing and retaining direct sales personnel and the success of the direct sales force. We might not be successful in these efforts. Our products and services require sophisticated sales backgrounds. There is a shortage of sales personnel with such qualifications and experience, and competition for qualified personnel is intense in our industry. Our recent reductions in force may also impair our ability to recruit skilled sales personnel. Also, it may take a new salesperson a number of months to become a productive member of our sales force. Our business will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than anticipated.

Our acquisitions of Broad Daylight and/or Amacis may not achieve their anticipated benefits.

In September 2003, we acquired Broad Daylight, Inc. and in December 2003, we acquired Amacis Group Limited. These acquisitions may not achieve their anticipated benefits unless we successfully integrate Broad Daylight’s and Amacis’s operations with ours in a timely manner. Prior to the acquisitions, Primus, Broad Daylight and Amacis each operated independently, each with its own business, business culture, markets, customers, employees and systems.

Integrating the operations associated with Broad Daylight and/or Amacis may be a challenging and expensive process that may result in revenue disruption, loss of key employees, customer uncertainty, and other operational difficulties if not completed in a timely and efficient manner. We anticipate that for the foreseeable future, the operations associated with Amacis will remain in Northern Ireland. The geographic separation could increase the operational risks associated with this acquisition. If we are not successful in addressing these risks or any other problems encountered in connection with these acquisitions, our results of operations and business could be harmed.

Other acquisitions could disrupt our business and harm our financial condition.

In order to remain competitive, we may find it necessary or beneficial to acquire additional businesses, products and technologies. In the event that we complete one or more acquisitions, we could be required to do one or more of the following:

•	issue equity securities, which would dilute current shareholders’ percentage ownership

•	assume contingent, unrecorded and/or warranty liabilities

•	amortize other intangible assets
•	incur future goodwill impairment charges

•	restructure our business

•	incur additional obligations to fund payment of the accounts payable and other liabilities of the acquired entity

Any one or a combination of one or more of these difficulties could disrupt our ongoing business, divert management resources and/or increase our expenses.

In order to obtain the benefits of any such acquisition, the acquired technology, products and services must operate together with our technology, products and services. We may be required to spend additional time or money on integration, which would otherwise be spent on developing our products and services. If we do not integrate the technologies effectively or if management and technical staff spend too much time on integration issues, it could harm our business, financial condition and results of operations, which may adversely affect our stock price. In addition, the success of any such acquisition may also depend on our ability to successfully integrate and manage the acquired operations and retain or replace the key employees of the acquired business.

Conversely, we may be unable to complete acquisitions that we need to remain competitive due to constrained financial resources, volatility in our stock price or other factors described in this section.

Potential losses from acquisitions may harm our business.

The acquisitions of Broad Daylight and Amacis have resulted in an increase in our operating expenses. Revenues derived from the sale of Broad Daylight and Amacis products, services and maintenance may not be sufficient to offset the increase in operating expenses attributable to these acquired entities. Both Broad Daylight and Amacis have a history of operating losses. Any future operating losses attributable to these consolidated subsidiaries could adversely affect our ability to achieve or maintain profitability on a consolidated basis in any given fiscal period, which could result in a decrease in our stock price.

Our international operations are subject to additional risks.

Revenue from customers outside the United States was approximately $7,781,000, or 31% of our total revenue for the year ended December 31, 2003. This percentage may rise as a result of our acquisition of Amacis. We currently customize our products for select foreign markets. In the future, we plan to develop additional localized versions of our products and localization of our products will create additional costs and would cause delays in new product introductions. In addition, our international operations will continue to be subject to a number of other risks, including:

•	costs and complexity of customizing products for foreign countries

•	laws and business practices favoring local competitors

•	compliance with multiple, conflicting and changing laws and regulations

•	longer sales cycles

•	greater difficulty or delay in accounts receivable collection

•	import and export restrictions and tariffs

•	difficulties in staffing and managing foreign operations

•	investing at appropriate levels in foreign operations to compete effectively

•	political and economic instability

Our international operations also face foreign-currency-related risks. To date, substantially all of our revenue has been denominated in U.S. dollars, but we believe that in the future, an increasing portion of our revenue may be denominated in foreign currencies, including the British Pound, Euro and Yen. Fluctuations in the value of foreign currencies may cause further volatility in our operating results, reduce the accuracy of our financial forecasts and could have a material adverse effect on our business, operating results and financial condition.

Our failure to adapt to technology trends and evolving industry standards would hinder our competitiveness.

Our market is susceptible to rapid changes due to technology innovation, evolving industry standards, and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose us to risks of technical or product obsolescence. We will need to use leading technologies effectively, continue to develop our technical expertise and enhance our existing products on a timely basis to compete successfully in this industry. We cannot be certain that we will be successful in using new technologies effectively, developing new products or enhancing existing products on a timely basis or that any new technologies or enhancements used by us or offered to our customers will achieve market acceptance.

Our inability to continue integration of our products with other third-party software could adversely affect market acceptance of our products.

Our ability to compete successfully also depends on the continued compatibility and interoperability of our products with products and systems sold by various third parties, including traditional eService software sold by Amdocs/Clarify, BEA, Oracle, Peoplesoft, Remedy, Siebel and others. Currently, these vendors have open applications program interfaces, which facilitate our ability to integrate with their systems. These vendors have also been open to licensing us rights to use their development tools to build integrations to their products. If any one of them should close their programs’ interface, fail to grant us necessary licenses or if they should acquire one of our competitors, our ability to provide a close integration of our products could become more difficult and could delay or prevent our products’ integration with future systems.

Failure to successfully develop versions and updates of our products that run on the operating systems used by our current and prospective customers could reduce our sales.

Many of our products run on the Microsoft Windows NT, Microsoft Windows 2000, Sun Solaris UNIX, Linux and various J2EE operating systems, and some require the use of third party software. Any change to our customers’ operating systems could require us to modify our products and could cause us to delay product releases. In addition, any decline in the market acceptance of these operating systems we support may force us to ensure that all of our products and services are compatible with other operating systems to meet the demands of our customers. If potential customers do not want to use the Microsoft, Sun Solaris or J2EE operating systems we support, we will need to develop more products that run on other operating systems adopted by our customers. If we cannot successfully develop these products in response to customer demands, our business could be adversely impacted. The development of new products in response to these risks would require us to commit a substantial investment of resources, and we might not be able to develop or introduce new products on a timely or cost-effective basis, or at all, which could lead potential customers to choose alternative products.

We rely on software licensed to us by third parties for features we include in our solutions.

We incorporate software licensed from third parties into our software products. As we develop enhanced versions of our software, some of the additional functionality and capabilities of our products may be a result of additional third party applications. A significant interruption in the availability of any of the licensed third-party software could adversely affect our sales, unless and until we can replace this software with other software that performs similar functions. Because our solutions incorporate software developed and maintained by third parties, we depend on these third parties’ abilities to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. If third-party software offered now or in the future in conjunction with our solutions becomes obsolete or incompatible with future versions of our solutions, we may not be able to continue to offer some of the features we presently include in our solutions unless we can license alternative software or develop the features ourselves.

Our stock price has been volatile and could fluctuate in the future.

The market price of our common stock has been highly volatile and is subject to wide fluctuations. We expect our stock price to continue to fluctuate:

•	in response to quarterly variations in operating results

•	in response to announcements of technological innovations or new products by us or our competitors

•	because of market conditions in the enterprise software industry

•	in reaction to changes in financial estimates by securities analysts, and our failure to meet or exceed the expectations of analysts or investors

•	in response to our announcements of significant acquisitions, strategic relationships or joint ventures

•	in response to sales of our common stock

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We are currently subject to a securities related lawsuit (see “Item 3, Legal Proceedings” in our Report on Form 10-K for the year ended December 31, 2003) and the volatility of our stock price could make us a target for additional suits. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources. Volatility in our stock price could make it more difficult for us to raise capital or complete acquisitions on favorable terms.

Our efforts to protect our proprietary rights may be inadequate.

Our success depends in part on our ability to protect our proprietary rights. To protect our proprietary rights, we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with customers, consultants and vendors. We have not signed such agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach such confidentiality agreements and other protective contracts. We may not become aware of, or have adequate remedies in the event of, such breaches.

We pursue the registration of some of our trademarks and service marks in the United States and in certain other countries, but we have not secured registration of all our marks. Significant portions of our marks include the word “Primus.” Other companies use “Primus” in their marks alone or in combination with other words, and we cannot prevent all third-party uses of the word “Primus.” We license certain trademark rights to third parties. Such licensees may not abide by compliance and quality control guidelines with respect to such trademark rights and may take actions that would adversely affect our trademarks.

Other companies may claim that we infringe their intellectual property or proprietary rights.

If any of our products are found to violate third party intellectual property or proprietary rights, we may be liable for damages and be required to reengineer our products or seek to obtain licenses from third parties, and such efforts may not be successful. We do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. Product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, which are confidential when filed, with regard to potentially similar technologies. In addition, other companies have filed trademark applications for marks similar to the names of our products. Although we believe that our products do not infringe the proprietary rights of any third parties, third parties could assert infringement claims against us in the future. The defense of any such claims would require us to incur substantial costs and would divert management’s attention and resources to defend against any claims relating to proprietary rights, which could materially and adversely affect our financial condition and operations. If a party succeeded in making such a claim we could be liable for substantial damages, as well as injunctive or equitable relief that could effectively block our ability to sell our products and services. Any such outcome could have a material adverse effect on our business, financial condition, operating results and stock price. We do not carry any insurance against intellectual property infringement claims. See “Item 3. Legal Proceedings” in our Report on Form 10-K for the year ended December 31, 2003 for a discussion of an outstanding claim of patent infringement.

Product liability claims by our customers could result in unexpected costs and damage to our reputation.

Our license agreements with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements generally cap the amounts recoverable for damages to the amounts paid by the licensee to Primus for the product or services giving rise to the damages. However, these contractual limitations on liability may not be enforceable and we may be subject to claims based on errors in our software or mistakes in performing our services including claims relating to damages to our customers’ internal systems. A product liability claim, whether or not successful, could harm our business by increasing our costs, damaging our reputation and diverting management’s attention and resources to defend any such claim, which could materially and adversely affect our financial condition, our results of operations and our stock price.

Our network is subject to security risks that could harm our business and reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely, and any costs associated with preventing or eliminating such problems, could harm our business. Online transmissions are subject to a number of security risks, including:

•	our own or licensed encryption and authentication technology, and access and security procedures, may be compromised, breached or otherwise be insufficient to ensure the security of customer information or intellectual property;

•	the experience of unauthorized access, computer viruses, system interference or destruction, “denial of service” attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our Web sites or use of our products and services; and

•	circumvention of our security measures to misappropriate our, our partners’ or our customers’ proprietary information or content or interrupt operations.

The occurrence of any of these or similar events could damage our business, hurt our ability to distribute and/or host products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks.

Security breaches or equipment failure could damage our reputation and deter customers from using our services.

We must protect our computer systems and networks from physical break-ins, security breaches and other events such as electrical disruptions, equipment failure, and fire and water damage. Computer break-ins could jeopardize the security of information stored in and transmitted through our computer systems and network, which could adversely affect our ability to retain or attract customers, damage our reputation and subject us to litigation. We could be subject to denial of service, vandalism and other attacks on our computer systems by individuals with malicious intentions. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures may fail. Our insurance coverage in certain circumstances may be insufficient to cover losses that may result from such events.

Future taxation or regulation of the Web may slow our growth, resulting in decreased demand for our products and services and increased costs of doing business.

Local, state, federal and foreign regulators could adopt additional laws and regulations that impose additional costs or other burdens on those companies that conduct business online. These laws and regulations could discourage web-based communications and customer self-service, which could reduce demand for our products and services.

The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of Internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may decrease the expansion of the Internet. The imposition of taxes or other charges would likewise deter the use of the Internet. A decline in the growth of the Internet, particularly as it relates to online communication and customer self-service, could decrease demand for our products and services and increase our costs of doing business, or otherwise harm our business. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could harm our growth and increase our costs, which could materially and adversely affect our financial condition, results of operations and our stock price.

Terrorists’ attacks, other acts of war or military actions may adversely affect the markets on which our Common Stock trades, our financial condition and our results of operations.

The September 11, 2001 terrorist attacks in the United States and more recent terrorist attacks in other parts of the world, as well as continued threats of global terrorism, current and future military response to them and the current United States military presence in Iraq have created many economic and political uncertainties that make it extremely difficult for us, our customers and our suppliers to accurately forecast and plan future business activities. This reduced predictability challenges our ability to operate profitably or to grow our business. In addition, the continued threats of terrorism and the heightened security measures in response to such threats have caused and may continue to cause significant disruption to commerce throughout the world. Disruption in business in response to these threats or future attacks may cause customers to defer their purchasing decisions. Disruptions in commerce could also cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenue and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

Certain of our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

Our principal facilities are located in Seattle, Washington and are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our principal facilities would be seriously, or potentially completely, impaired. There are additional risks to our ability to maintain our hosting facilities for use of our applications over the Internet in a disaster. In addition, a disaster could cause significant delays in our development efforts. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.

If requirements relating to accounting treatment for employee stock options are changed, we may be forced to change our business practices.

We currently account for the issuance of stock options under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” If proposals currently under consideration by administrative and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees as compensation expense. Such a change could have a negative effect on our earnings. In response to a requirement to expense the value of stock options, we could decide to decrease the number of employee stock options granted to our employees. Such a reduction could affect our ability to retain existing employees and attract qualified candidates, and increase the cash compensation we would have to pay to them.

If accounting interpretations relating to revenue recognition change, our reported revenues could decline or we could be forced to make changes in our business practices.

Over the last several years, the accounting profession has issued several standards and interpretations relating to revenue recognition. For example, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the American Institute of Certified Public Accountants issued Statement of Position or SOP 97-2, “Software Revenue Recognition,” and SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” These standards address software revenue recognition matters primarily from a conceptual level and do not include specific implementation guidance. In addition, in December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, or SAB 101, which explains how the SEC staff believes existing revenue recognition rules should be applied. In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition”, or SAB 104, which revises or rescinds certain sections of SAB 101, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. We believe that our revenue recognition policies are currently in compliance with SOP 97-2, SOP 98-9 and SAB 101 as amended by SAB 104.

The accounting profession may continue to discuss revenue recognition standards with the objective of providing guidance on potential interpretations. These discussions and the possible issuance of interpretations, once finalized, could lead to unanticipated changes in our current revenue accounting practices, which could cause us to recognize revenues differently from present practice and these changes may also increase administrative costs and otherwise harm our business.

Specific provisions of our articles of incorporation and bylaws and Washington law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

Our articles of incorporation and bylaws establish a classified board of directors, eliminate the ability of shareholders to call special meetings, eliminate cumulative voting for directors and establish procedures for advance notification of shareholder proposals. The presence of a classified board and the elimination of cumulative voting may make it more difficult for an acquirer to replace our board of directors. Further, the elimination of cumulative voting substantially reduces the ability of minority shareholders to obtain representation on the board of directors.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our shareholders. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of Primus and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a target corporation, with some exceptions, from engaging in particular significant business transactions with an acquiring person, which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the acquisition. Prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person

•	termination of 5% or more of the employees of the target corporation

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder

A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of Primus. The foregoing provisions of our charter documents and Washington law could have the effect of making it more difficult or more expensive for a third party to acquire, or could discourage a third party from attempting to acquire Primus. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

You should not unduly rely on forward-looking statements because they are inherently uncertain.

You should not rely on forward-looking statements in this Report. This document contains forward-looking statements that involve risks and uncertainties. We use words such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, or the negative of these terms or other comparable terminology to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report. The forward-looking statements contained in this Report are subject to the provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described above and elsewhere in this Report and in our other reports and documents on file with the U.S. Securities and Exchange Commission.

USE OF PROCEEDS

All net proceeds from the sale of the common shares covered by this prospectus will go to the selling shareholders who offer and sell their shares. See “SELLING SHAREHOLDERS”. We will not receive any proceeds from the sale of the common shares by the selling shareholders.

SELLING SHAREHOLDERS

All of the shares registered for sale under this prospectus are owned prior to the offer and sale of such shares by certain of the former shareholders of Amacis Group Limited (“Amacis”) (the “selling shareholders”). All of the shares offered by the selling shareholders were acquired in connection with our purchase of all the capital shares of Amacis. Under the terms of the share purchase, we agreed to register the common stock received by the selling shareholders in connection with the share purchase. As used in this prospectus, “selling shareholders” includes the pledges, donees, transferees or others who may later hold the selling shareholders’ interests in the shares offered for sale hereby.

The following table provides information regarding the selling shareholders and the number of shares of common stock they are offering. Under the rules of the Securities and Exchange Commission, beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling shareholders.

None of the selling shareholders has held a position or office or had a material relationship with Primus or any of its affiliates (other than Amacis) within the past three years other than as a result of the ownership of Primus’s common stock.

Name of Shareholder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Percentage of Shares Beneficially Owned Prior to Offering	Number of Shares Beneficially Owned After Offering
Amacis Holding Limited (1)	376,430	376,430	1.7%	0
Tom Montgomery	21,881	21,881	*	0
Alan McMillen	6,838	6,838	*	0
Jeff Wylie	6,666	6,666	*	0
Patrick McErlean	3,248	3,248	*	0
Alastair Wylie	3,248	3,248	*	0
Bryan Keating	8,889	8,889	*	0
Roger Keenan	6,838	6,838	*	0
Carl M. Gritzmaker	21,368	21,368	*	0
James J. Ducey	21,368	21,368	*	0
Graham Field	7,861	7,861	*	0
Gary Hallam	5,195	5,195	*	0
James Stewart	5,195	5,195	*	0
Michelle McGrath	3,248	3,248	*	0
Michael Diamond	1,623	1,623	*	0
Kevin Mooney	1,623	1,623	*	0
Brendan McGurgan	1,623	1,623	*	0
Sonya Dennis	66	66	*	0
Fiona Fee	197	197	*	0
QUBIS Limited (2)	6,838	6,838	*	0
Michael Black	822	822	*	0
Alma Sarah Hanna	3,614	3,614	*	0
Sydney Pepper	2,051	2,051	*	0
Enterprise Equity (NI) Limited (3)	170,943	170,943	*	0
Invest Northern Ireland (4)	170,943	170,943	*	0
Viridian (5)	188,083	188,038	*	0
British Smaller Technology Companies VCT2 plc (6)	188,083	188,038	*	0

Total	1,234,692	1,234,692

*	Represents less than 1% of outstanding stock.

(1)	Based solely upon representations of the selling shareholder, Bryan Keating, Tom Montgomery, Jeff Wylie and Guy Sochovsky exercise voting and/or dispositive powers with respect to the shares to be offered.

(2)	Based solely upon representations of the selling shareholder, Edward Cartin, James O’Kane and Ronnie Kells exercise voting and/or dispositive powers with respect to the shares to be offered.

(3)	Based solely upon representations of the selling shareholder, Bob McGowan-Smyth exercises voting and/or dispositive powers with respect to the shares to be offered.

(4)	Based solely upon representations of the selling shareholder, Ian Murphy, Jeremy Fitch, Brian Dolaghan, Maynard Mawhinney, Graham Davis, Terri Scott, Leslie Ross, Tracey Meharg and Damian McAuley exercise voting and/or dispositive powers with respect to the shares to be offered.

(5)	Based solely upon representations of the selling shareholder, P. S. Cammerman and A.F. Davies exercises voting and/or dispositive powers with respect to the shares to be offered.

(6)	Based solely upon representations of the selling shareholder, J. E. P. Gervasio and P. S. Cammerman exercise voting and/or dispositive powers with respect to the shares to be offered.

The selling shareholders have represented to us that they purchased their shares for their own account, for investment only and not with a view toward publicly selling or distributing them, except in sales either registered under the Securities Act of 1933 or exempt from registration. In recognition of the fact that the selling shareholders, even though purchasing their shares for investment, may wish to be legally permitted to sell their shares when they deem appropriate and in accordance with the agreed lock-up expiration described further below, we agreed with the selling shareholders to file a registration statement to register the shares for resale and to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier to occur of (i) December 22, 2005, the second anniversary of the closing of the acquisition of the shares of Amacis or (ii) the date that all selling shareholders have either disposed of or have the ability to dispose of all their common stock covered by this prospectus within a single three (3) month period pursuant to Rule 144 of the Securities Act of 1933.

PLAN OF DISTRIBUTION

The selling shareholders or their transferees or other successors-in-interest may sell the shares of common stock offered by this prospectus from time to time, in one or more transactions, subject to the expiration of the lock-up agreed to in connection with the share purchase of Amacis stock. Under the share purchase agreements and otherwise agreed, the Selling Shareholders have each agreed that they will not transfer their Primus common stock except as follows: (a) up to one-half of their shares may be sold after May 15, 2004, (b) an additional one-half of their shares may be sold after August 15, 2004. The selling shareholders may sell the shares at fixed prices that may change, at market prices at the time of sale or at negotiated prices. Twelve percent of the shares issued to certain of the Selling Shareholders are held in escrow and are not anticipated to be released from escrow for potential sale until August 15, 2004, if at all. The selling shareholders may sell the shares:

•	in the over-the-counter market, through the Nasdaq Market or any national securities exchange;

•	in privately negotiated transactions; or

•	through a combination of these.

The selling shareholders may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. Any broker-dealer may act as a broker-dealer on behalf of a selling shareholder in connection with the offering of the shares.

The selling shareholders may sell any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in transactions complying with Rule 144, rather than through this prospectus.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering. We have the right to suspend the use of this prospectus if we notify the selling shareholders of the happening of any event which makes any statement made or incorporated herein untrue or which requires the making of any changes to this prospectus or the information incorporated herein so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or incorporated herein in light of the circumstances in which they were made not misleading.

Any broker-dealers who assist in the sale of the shares covered by this prospectus may be considered “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions they receive or profits they earn on the resale of the shares may be underwriting discounts and commissions under the Securities Act. While Primus has agreed to cover the expense of registering the shares offered under this prospectus, the selling shareholders are solely responsible for all discounts, concessions and commissions. We have also agreed to indemnify the selling shareholders against liabilities they incur in connection with an actual or alleged untrue statement or omission of a material fact in the registration statement, including liabilities under the Securities Act.

The selling shareholders may be unable to sell any or all of the shares covered by this prospectus.

VALIDITY OF COMMON STOCK

Preston Gates & Ellis LLP, Seattle, Washington has provided an opinion that the shares of common stock offered by this prospectus are duly authorized, validly issued, fully paid and nonassessable.

EXPERTS

The consolidated financial statements and schedule of Primus Knowledge Solutions, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements and schedule refers to a change in the method of accounting for goodwill and other intangible assets.

The financial statements of Broad Daylight, Inc. as of June 30, 2003 and for the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Amacis Holdings Limited as of March 31, 2003 and for the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy statements and other information regarding issuers, such as Primus, that file electronically with the SEC. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. The information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below (including any amendments thereto) and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of the registration statement that contains this prospectus and before the time that all the securities offered by this prospectus are sold:

•	Our current report on Form 8-K furnished January 28, 2004 (incorporating by reference our press release announcing preliminary financial results for the fourth quarter of 2003);

•	Our current report on Form 8-K furnished February 12, 2004 (incorporating by reference our press release announcing financial results for the quarter and year ended December 31, 2003);

•	Our Form 8-K/A filed March 5, 2004, amending our current report on Form 8-K filed on December 24, 2003 (incorporating by reference our press release announcing the acquisition of Amacis Group Limited and the related definitive share purchase agreement);

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2003; and

•	The description of our capital stock contained in our registration statement on Form 8-A, effective as of June 4, 1999, including any amendment or report we have filed to update that description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Primus Knowledge Solutions, Inc.

Attention: Investor Relations

1601 Fifth Avenue, Suite 1900

Seattle, Washington 98101

(206) 834-1000

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus and in the documents that are incorporated by reference into this prospectus. These forward-looking statements, which include statements concerning our possible or assumed future business success or financial results, are subject to risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of events that we are unable to predict accurately or over which we have no control, including those considerations described in “Risk Factors” herein and in our filings with the SEC incorporated by reference herein.

We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or unexpected events occur.

We have not authorized any person to give you any information or to make any representations other than those contained in this prospectus. You should not rely on any information or representations other than this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the common stock. It is not an offer to sell or a solicitation of an offer to buy securities if the offer or solicitation would be unlawful. The affairs of Primus may have changed since the date of this prospectus. You should not assume that the information in this prospectus is correct at any time subsequent to its date.

1,234,692 Shares

Common Stock

PROSPECTUS

March 29, 2004